Exhibit 3.2

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ADURO BIOTECH, INC.

The undersigned hereby certifies that:

1. He is the duly elected and acting President of Aduro Biotech, Inc., a Delaware corporation (the “Corporation”).

2. The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of Delaware on May 5, 2011. The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on March 23, 2015 (the “Restated Certificate”).

3. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of the Amended and Restated Certificate of Incorporation amends Article Fourth to strike out the first paragraph of Article Fourth and substituting in lieu of said paragraph the following two paragraphs:

“FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 90,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”), and (ii) 74,438,403 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”), of which 161,843 have been designated as Series A Preferred Stock (the “Series A Preferred Stock”), 3,393,666 have been designated as Series A-1 Preferred Stock (the “Series A-1 Preferred Stock”), 21,525,480 have been designated as Series B Preferred Stock (the “Series B Preferred Stock”), 25,623,183 have been designated as Series C Preferred Stock (the “Series C Preferred Stock”), 19,012,173 have been designated as Series D Preferred Stock (the “Series D Preferred Stock”), and 4,722,058 have been designated as Series E Preferred Stock (the “Series E Preferred Stock”).

Effective when this Certificate of Amendment of Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each one (1) outstanding share of Common Stock, par value $0.0001 per share, shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into 0.72 of a share of Common Stock, par value $0.0001 per share; provided, however, that the Corporation shall issue no fractional shares as a result of the actions set forth herein but shall instead pay to the holder of such fractional share a sum in cash equal to such fraction multiplied by the fair market value of one share of Common Stock on the day before the date this Certificate of Amendment of Certificate of Incorporation is filed with the Secretary of State of the State of Delaware.”

4. The foregoing Certificate of Amendment of the Amended and Restated Certificate of Incorporation has been duly adopted by this Corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

In Witness Whereof, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 1st day of April, 2015.

ADURO BIOTECH, INC.

By:	/s/ Stephen T. Isaacs
Stephen T. Isaacs, President